Letterhead of Barbara R. Smith

Senior Vice President and Chief Financial Officer

Commercial Metals Company

Post Office Box 1046

Dallas, Texas 75221-1046

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Phone: 972-308-5199

March 14, 2012

Via EDGAR and Federal Express

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Commercial Metals Company

Form 10-K for the fiscal year ended August 31, 2011

Filed October 31, 2011

File No. 1-4304

Dear Mr. Cash:

Commercial Metals Company (the “Company”) received your letter dated March 6, 2012 by fax on March 6, 2012. The Company submits the following response to your letter which for ease of reference is replicated by point.

Form 10-K for the fiscal year ended August 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Income Taxes, page 33

1.	We note your discussion of your effective tax rate for fiscal year 2011 as compared to fiscal year 2010. With reference to your reconciliation of United States statutory rates to the effective rates on page 62, expand your discussion to address all items impacting your effective tax rates for each period, including changes in state and local taxes, valuation allowance and liability for non-US earnings.

Response:

The Company disclosed the main driver impacting the effective tax rate for fiscal year 2011 as compared to fiscal year 2010 which was the change in the valuation allowance as noted in the tax rate reconciliation in Note 12, Income Taxes. The Company acknowledges the Staff’s comment and will provide additional disclosures related to all significant items impacting the Company’s effective tax rates beginning in the Company’s second quarter ended on February 29, 2012 and in future filings. We have provided below the proposed disclosure.

Our effective tax rate from continuing operations for the three and six months ended February 29, 2012 was XX% and XX% as compared to 22.9% and 26.7% in the same periods of the prior year. Our effective tax rate for the three months ended February 29, 2012 and for the three and six months ended February 28, 2011 was primarily impacted by our foreign operations being taxed at lower rates. Our rate for the six months ended February 29, 2012 was impacted from a tax benefit of $102 million for ordinary worthless stock and bad debt deductions on the investment in our Croatian steel mill and due to our foreign operations being taxed at lower rates.

Mr. John Cash

March 14, 2012

2009 Liquidity and Capital Resources, page 37

2.	Given your significant foreign operations, please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents as of August 31, 2011, (ii) address the potential impact on your liquidity of having this cash outside the United states and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Response:

The Company acknowledges the Staff’s comment and will provide the additional disclosures noted above beginning in the Company’s second quarter ended on February 29, 2012 and in future filings. We have provided below the proposed disclosure.

Approximately 30% of our revenue is generated outside of the United States. As a result, our foreign operations have approximately $89 million and $100 million of cash and cash equivalents at February 29, 2012 and August 31, 2011. Historically, our domestic operations have generated the majority of our cash which has been used to fund the cash needs of our domestic operations as well as our foreign operations. Additionally, our domestic operations have access to the $300 million revolving credit facility and the $200 million sale of receivable program. Although not expected, we would be required to provide for taxes on any repatriated earnings from our foreign operations which would result in a higher effective tax rate.

Cash Flows, page 38

3.	We note you had significant increases in accounts receivable and inventory balances as of August 31, 2011 as compared to balances as of August 31, 2010. Expand your discussion to better address underlying reasons for increases in these balances and consider whether a discussion of financial measures such as day’s sales outstanding and day’s sales in inventory would be relevant to a reader of your financial statements.

Response:

The Company acknowledges the Staff’s comment and will provide additional disclosures related to significant fluctuations in working capital, including a discussion of financial measures if deemed relevant to the readers understanding of the financial statements, beginning in the Company’s second quarter ended on February 29, 2012 and in future filings. We have provided below the proposed disclosure.

Significant fluctuations in working capital are as follows:

•

Accounts receivable – accounts receivable decreased during the first six months of 2012 from lower sales prices and volumes in the second quarter of 2012 as compared to the fourth quarter of 2011. Additionally, we sold more receivables under our domestic and international sale of receivable programs during the first six months of 2012 as compared to the same period in the prior year. Day’s sales outstanding slightly improved to 39 days during the first six months of 2012 as compared to the same period in the prior year.

•

Inventory – inventory decreased during the first six months of 2012 from lower volume and reduced cost of raw materials during the second quarter as compared to the fourth quarter of 2011. Day’s sales in inventory slightly improved to 44 days in the first six months of 2012 as compared to the same period in the prior year.

Mr. John Cash

March 14, 2012

Critical Accounting Policies and Estimates, page 41

Goodwill, page 41

4.	Please confirm if true, and revise your disclosures in future filings to clarify that you only aggregate reporting units if they are a reporting level below an operating segment. Refer to ASC 350-20-35-1.

Response:

The Company acknowledges the Staff’s comment and will clarify the Company’s accounting policy relating to how reporting units are aggregated beginning in the Company’s second quarter ended on February 29, 2012 and in future filings. We have provided below the proposed disclosure.

Our reporting units are based on our internal reporting structure and represent an operating segment or a reporting level below an operating segment. Additionally, we have aggregated several components under our Americas Fabrication operating segment into two reporting units based upon similar economic characteristics, nature of products and services, nature of production processes, type of customers and distribution methods.

Footnotes to the Financial Statements

Note 7. Impairment and Facility Closure Costs

5.	We note the Company recorded impairment charges as a result of the Company’s decision to close certain rebar fabrication and construction service locations and the Company’s fabrication operation in Germany during the fourth quarter of 2011. In future filings, disclose the fair value of the assets impaired as well as the other disclosures required by

ASC 820-10-50-5.

Response:

The Company believes that all disclosures required by ASC 820-10-50-5 have been made in the filing. In Note 7, Impairment and Facility Closure Costs, the Company discloses the reason for impairment charges, the amount of the impairment charges and the fair value measurement inputs used to calculate fair value. The fair value of the impaired assets is disclosed in Note 11, Fair Value, and includes the fair value hierarchy in which the fair value measurements fall. The Company acknowledges the Staff’s comment and will also provide disclosures required by ASC 820-10-50-5 in the footnote that discusses any impairment charges, if applicable, in future filings.

Note 16. Commitments and Contingencies, page 66

Legal and Environmental Matters, page 67

6.	We note that in 2008 you were served with a class action antitrust lawsuit brought by Standard Ironworks of Scranton, Pennsylvania. Please revise your disclosures to address the current status of this lawsuit and what impact this lawsuit could have on your financial statements. If there is at least a reasonable possibility that you may have incurred a loss related to this matter, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

The Company acknowledges the Staff’s comment and will provide the additional disclosures noted above beginning in the Company’s second quarter ended on February 29, 2012 and in future filings. We have provided below the proposed disclosure.

Mr. John Cash

March 14, 2012

On September 18, 2008, the Company was served with a class action antitrust lawsuit alleging violations of Section 1 of the Sherman Act, brought by Standard Iron Works of Scranton, Pennsylvania, against nine steel manufacturing companies, including Commercial Metals Company. The lawsuit, filed in the United States District Court for the Northern District of Illinois, alleges that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products. The lawsuit, which purports to be brought on behalf of a class consisting of all purchasers of steel products directly from the defendants between January 1, 2005 and September 2008, seeks treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Document discovery has taken place but motions for class certification are not yet pending nor have any depositions been taken. The Company believes the case is without merit and intends to defend it vigorously.

Since the filing of the direct purchaser lawsuit, a case has been filed in Chicago federal court on behalf of a class of indirect purchasers in approximately 28 states naming the same defendants and containing allegations substantially identical to those of the Standard Iron Works complaint. That case has in effect been stayed. Another indirect purchaser action was filed in Tennessee state court, again naming the same defendants but contending that the conspiracy continued through 2010. The case has been removed to federal court and plaintiffs have moved to remand. The motion to remand has not yet been decided and no motion practice or discovery has taken place. The Company believes that the lawsuits are without merit and plans to defend them vigorously. Due to the uncertainty and the available information at this time, we cannot reasonably estimate a range of loss relating to these cases.

Note 19. Business Segments

7.	Please revise to clarify, if true, that your reporting segments are your operating segments. If you have aggregated operating segments into your reporting segments, please identify those operating segments and tell us how you met the aggregation criteria set forth in ASC 280-10-50-11.

Response:

The Company’s copper tube minimill is the only operating segment which is aggregated with another operating segment to make a reporting segment. The Company aggregates the copper tube minimill with the domestic steel mills to make up the Americas Mills reporting segment. The copper tube minimill is aggregated with the domestic steel mills because it has similar economic characteristic as set forth in ASC 280-10-50-11.

•

The gross margin percentage of the copper tube minimill is similar to the domestic steel mills. Over the last five years, fiscal 2007-2011, the gross margin percentage of the domestic steel mills is approximately 17% and the gross margin percentage of the copper tube minimill is approximately 13%. Additionally, the forecasted gross margin percentage for the next three years, fiscal 2012-2014, of the copper tube minimill is approximately 11% and the gross margin percentage of the domestic steel mills is approximately 14%.

•

The end products of our copper tube minimill and our domestic steel mills are similar. There are multiple grades, lengths, and specifications produced. Each must be manufactured to specific metallic tolerances. Each produces long products for their markets as opposed to the completely separate flat product markets. Both are sold by weight with a critical key performance indicator being metal spread, the difference between the cost of raw materials and the finished goods selling price.

•

The copper tube minimill has a similar production process to the domestic steel mills. These mills use recycled scrap which is melted in an electric furnace and proceeds through a series of stands that roll or extrude the metal into the desired shape and size.

•

The copper tube minimill’s major customers are distributors, which is a major customer group of the domestic steel mills. Also, both the copper tube and the domestic steel mills sell their products to original equipment manufacturers. Construction markets are the largest single end user of both the copper tube mill’s products and the domestic steel mills.

Mr. John Cash

March 14, 2012

•	The copper tube minimill and domestic steel mills use the same methods of delivering their products to customers. Both use trucking extensively, including their own fleets.

•	The copper tube and the steel minimills are subject to the similar environmental regulations with regard to air and water quality during the manufacturing process.

The Company acknowledges the Staff’s comment and will clarify reporting segments beginning in the Company’s second quarter ended on February 29, 2012 and in future filings. We have provided below the proposed disclosure.

The reporting segments are generally the Company’s operating segments. The Americas Mills reporting segment includes the domestic steel mills operating segment and the domestic copper tube minimill operating segment. The domestic copper tube minimill is aggregated with the domestic steel mills because of similar economic characteristics.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 308-5199 or Leon K. Rusch at (214) 689-5419 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Barbara R. Smith

cc:	Joseph Alvarado, Chairman, President and Chief Executive Officer

Ann J. Bruder, Vice President, General Counsel and Corporate Secretary

Leon K. Rusch, Vice President and Controller

Audit Committee of Board of Directors

Paul L. Choi, Sidley Austin, LLP

Jeffry S. Plowman, Deloitte & Touche, LLP